SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No._)

SEATTLE GENETICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

812578102

(CUSIP Number)

Elizabeth DeGuzman, Esq.
JPMP Capital Corp.
270 Park Avenue
New York, NY 10017

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 9, 2007

(Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

_________________
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners (BHCA), L.P. 13-3371826
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,753,574 (includes shares of Series A Convertible Preferred Stock, warrants to purchase 469,594 shares of common stock and 20,000 options to purchase common stock)
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 2,753,574 (includes shares of Series A Convertible Preferred Stock, warrants to purchase 469,594 shares of common stock and 20,000 options to purchase common stock)
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,753,574 (includes shares of Series A Convertible Preferred Stock, warrants to purchase 469,594 shares of common stock and 20,000 options to purchase common stock)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.39%
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 3 of 25 Pages

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors, L.P. 13-4197054
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 661,271 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 101,421 shares of common stock)
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 661,271 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 101,421 shares of common stock)
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,271 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 101,421 shares of common stock)
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.29%
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 4 of 25 Pages

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors A, L.P. 26-0032493
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 127,798 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 51,478 shares of common stock)
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 127,798 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 51,478 shares of common stock)
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,798 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 51,478 shares of common stock)
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.25%
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 5 of 25 Pages

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Cayman), L.P. 13-4197057
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 297,986 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 13,826 shares of common stock)
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 297,986 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 13,826 shares of common stock)
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,986 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 13,826 shares of common stock)
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.58%
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 6 of 25 Pages

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Cayman) II, L.P. 26-0005546
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 37,396 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 5,736 shares of common stock)
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 37,396 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 5,736 shares of common stock)
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,396 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 5,736 shares of common stock)
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 7 of 25 Pages

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Selldown), L.P. 56-2489868
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 248,504 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 38,114 shares of common stock)
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 248,504 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 38,114 shares of common stock)
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,504 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 38,114 shares of common stock)
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 8 of 25 Pages

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.P. Morgan Partners Global Investors (Selldown) II, L.P. 56-2489868
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,190,971 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 132,331 shares of common stock)
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 1,190,971 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 132,331 shares of common stock)
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,971 (includes shares of Series A Convertible Preferred Stock and warrants to purchase 132,331 shares of common stock)
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.33%
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D	Page 9 of 25 Pages
CUSIP No. 812578102

Preliminary Statement: The Reporting Persons (as hereinafter defined) have previously reported their holdings of Seattle Genetics, Inc., a Delaware corporation (the “Company”) on a Schedule 13D filed jointly with various other reporting persons. The joint Schedule 13D was originally filed on May 17, 2004 and was further amended by Amendment No. 1, Amendment No.2 and Amendment No.3 (together, the “Joint Schedule 13D”).The Reporting Persons have now determined to report their beneficial ownership of securities of the Company on a separated Schedule 13D and not together with the other reporting persons with whom they had previously filed the Joint Schedule 13D.

This statement on Schedule 13D (the “Statement”) is being filed to reflect the sale on the open market by certain of the Reporting Persons of shares of the Common Stock (as defined below) of the Company.

Item 1.	Security and Issuer.

This Statement relates to the common stock, par value $0.001 per share ( the “Common Stock”) of the Company. The Company’s principal executive offices are located at 21823 30th Drive S.E., Bothell, WA 98021.

Item 2.	Identity and Background.

This Statement is being filed by: (i) J.P. Morgan Partners (BHCA), L.P., a limited partnership organized under the laws of Delaware (“JPMP (BHCA)”), (ii) J.P. Morgan Partners Global Investors, L.P., a limited partnership organized under the laws of Delaware (“JPMP Global”), (iii) J.P. Morgan Partners Global Investors A, L.P., a limited partnership organized under the laws of Delaware (“JPMP Global A”), (iv) J.P. Morgan Partners Global Investors (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman”), (v) J.P. Morgan Partners Global Investors (Cayman) II, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman II”), (vi) J.P. Morgan Partners Global Investors (Selldown), L.P., a limited partnership organized under the laws of Delaware (“JPMP Selldown”), and (vii) J.P. Morgan Partners Global Investors (Selldown) II, L.P., a limited partnership organized under the laws of Delaware (“JPMP Selldown II” and collectively with JPMP (BHCA), JPMP Global, JPMP Global A, JPMP Cayman, JPMP Cayman II and JPMP Selldown, the “Reporting Persons”).

The principal business and principal office of each of the Reporting Persons is located at 270 Park Avenue, New York, NY 10017.

JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (“JPMP Master Fund”), who is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business.

SCHEDULE 13D	Page 10 of 25 Pages
CUSIP No. 812578102

JPMP Global, JPMP Global A, JPMP Cayman, JPMP Cayman II, JPMP Selldown and JPMP Selldown II (collectively, the “Global Fund Entities”) are engaged in the venture capital, private equity and leveraged buyout business. The general partner of each of the Global Fund Entities is JPMP Global Investors, L.P., a Delaware limited partnership (“JPMP Investors”), who is also engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of each of the Global Fund Entities.

The general partner of each of JPMP Master Fund and JPMP Investors is JPMP Capital Corp., who is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a corporation organized under the laws of Delaware (“JPMorgan Chase”) which is engaged (primarily through subsidiaries) in the investment and commercial banking business with its principal business and principal office located at 270 Park Avenue, New York, NY 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the partners, members or directors named on Schedule A or Schedule B hereto, has been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds provided by JPMP (BHCA) and the Global Fund Entities for the purchase of the securities reported in Item 5 below were obtained from the contributed capital and available working capital of JPMP (BHCA) and the Global Fund Entities, which includes funds that are held available for such purpose.

Item 4.	Purpose of Transaction.

The securities referred to in Item 5 below were acquired pursuant to the Securities Purchase Agreement referred to in Item 6 below solely for investment purposes. The transactions described in Item 6 below are incorporated in their entirety by reference.

SCHEDULE 13D	Page 11 of 25 Pages
CUSIP No. 812578102

Subject to the rights of the Reporting Persons set forth in the Securities Purchase Agreement and the Investors Rights Agreement referred to in Item 6 below, except as set forth in this Item 4, the Reporting Persons do not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Company or its subsidiaries, or other transactions which might have the effect of causing the Company’s Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Act”).

Item 5.	Interest n Securities of the Issuer.

(a) The percentages of outstanding shares of the Company reported in this Item 5 are based on 51, 026,815 shares of Common Stock outstanding as of November 3, 2006 as reported by the Company’s Form 10-Q for the quarter ended September 30, 2006.

As of the date hereof:

JPMP (BHCA) beneficially owns 2,753,574 shares of Common Stock of the Company (including shares of Series A Preferred Stock, warrants to purchase 469,594 shares of Common Stock and 20,000 options to purchase Common Stock), or approximately 5.39% of the Company’s Common Stock;

JPMP Global beneficially owns 661,271 shares of Common Stock of the Company (including shares of Series A Preferred Stock and warrants to purchase 101,421 shares of Common Stock), or approximately 1.29% of the Company’s Common Stock;

JPMP Global A beneficially owns 127,798 shares of Common Stock of the Company (including shares of Series A Preferred Stock and warrants to purchase 51,478 shares of Common Stock), or approximately 0.25% of the Company’s Common Stock;

JPMP Cayman beneficially owns 297,986 shares of Common Stock of the Company (including shares of Series A Preferred Stock and warrants to purchase 13,826 shares of Common Stock), or approximately 0.58% of the Company’s Common Stock;

JPMP Cayman II beneficially owns 37,396 shares of Common Stock of the Company (including shares of Series A Preferred Stock and warrants to purchase 5,736 shares of Common Stock), or approximately 0.07% of the Company’s Common Stock;

SCHEDULE 13D	Page 12 of 25 Pages
CUSIP No. 812578102

JPMP Selldown beneficially owns 248,504 shares of Common Stock of the Company (including shares of Series A Preferred Stock and warrants to purchase 38,114 shares of Common Stock), or approximately 0.48% of the Company’s Common Stock;

JPMP Selldown II beneficially owns 1,190,971 shares of Common Stock of the Company (including shares of Series A Preferred Stock and warrants to purchase 132,331 shares of Common Stock), or approximately 2.33% of the Company’s Common Stock;

A portion of the shares of Common Stock of the Company beneficially owned by the Global Fund Entities, may be attributable to JPMP Investors because it is the general partner of the Global Fund Entities. The actual pro rata portion of such beneficial ownership that may attributable to JPMP Investors is not readily determinable because it is subject to several variables, including the internal rate of return and vesting interest within the Global Fund Entities. JPMP Investors disclaims beneficial ownership except to the extent of its pecuniary interest.

A portion of the shares of Common Stock of the Company beneficially owned by JPMP (BHCA) may be attributable to JPMP Master Fund because it is the general partner of JPMP (BHCA). The actual pro rata portion of such beneficial ownership that may attributable to JPMP Master Fund is not readily determinable because it is subject to several variables, including the internal rate of return and vesting interest within JPMP (BHCA). JPMP Master Fund disclaims beneficial ownership except to the extent of its pecuniary interest.

A portion of the shares of Common Stock of the Company beneficially owned by JPMP (BHCA) and the Global Fund Entities may be attributable to JPMP Capital Corp. because it is the sole general partner of JPMP Investors and JPMP Master Fund. The actual pro rata portion of such beneficial ownership that may attributable to JPMP Capital Corp. is not readily determinable because it is subject to several variables, including the internal rate of return and vesting interest within the Global Fund Entities and JPMP (BHCA). JPMP Capital disclaims beneficial ownership except to the extent of its pecuniary interest.

Collectively, JPMP (BHCA) and the Global Fund Entities own 5,317,500 shares of Common Stock of the Company, or approximately 10.42% of the Company’s Common Stock.

(b) The Reporting Persons have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the shares they beneficially own.

(c) On February 9, 2007, JPMP (BHCA) sold, in open market transactions, 1,492,780 shares of Common Stock of the Company at a price of $8.57 per share.

SCHEDULE 13D	Page 13 of 25 Pages
CUSIP No. 812578102

On February 9, 2007, JPMP Global sold, in open market transactions, 251,520 shares of Common Stock of the Company at a price of $8.57 per share.

On February 9, 2007, JPMP Global A sold, in open market transactions, 34,290 shares of Common Stock of the Company at a price of $8.57 per share.

On February 9, 2007, JPMP Cayman sold, in open market transactions, 127,660 shares of Common Stock of the Company at a price of $8.57 per share.

On February 9, 2007, JPMP Cayman II sold, in open market transactions, 14,230 shares of Common Stock of the Company at a price of $8.57 per share.

On February 9, 2007, JPMP Selldown sold, in open market transactions, 94,520 shares of Common Stock of the Company at a price of $8.57 per share.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 12, 2003 the Company entered into the Securities Purchase Agreement (as amended by Amendment No. 1 dated May 14, 2003 and Amendment No. 2 dated as of June 2, 2003) (the “SPA”), with JPMP (BHCA), the Global Fund Entities, the Baker Entities (as defined in the Joint Schedule 13D), Delphi Ventures, Delphi BioInvestments, entities affiliated with BA Venture Partners and T. Rowe Price Health Sciences Fund, Inc. (collectively, the “Series A Investors”). Both the SPA and all exhibits thereto are attached as Exhibit A hereto and are incorporated herein in their entirety by reference.

Pursuant to the SPA, the Company issued in a private placement (a) 1,640,000 shares of the Company’s Series A Convertible Preferred Stock (the “Preferred Stock”) to the Series A Investors, as well as the reservation for issuance of 16,400,000 shares of the Company’s Common Stock upon conversion of the Preferred Stock, and (b) warrants (the “Warrants”) to purchase 2,050,000 shares of the Company’s Common Stock upon the exercise of such Warrants (together, the “Preferred Stock Financing”). The Preferred Stock has the rights, preferences and privileges set forth in the Certificate of Designations of the Series A Convertible Preferred Stock as filed with the Secretary of State of the State of Delaware. The purchase price of the Preferred Stock was $25 per share. Each share of Preferred Stock is initially convertible into 10 shares of Common Stock at a fixed conversion price of $2.50 per share (subject to adjustment upon the occurrence of stock dividends, capital reorganizations, or capital reclassifications of the Common Stock), at such holder’s option at any time after the first anniversary of the closing of the Investors Rights Agreement among the Company, the reporting persons set forth in the Joint Schedule 13D (including the Reporting Persons) and the other investors named therein, dated as of July 8, 2003, a copy of which is attached hereto as Exhibit B and is incorporated herein in its entirety by reference (the “Investors Rights Agreement”).

SCHEDULE 13D	Page 14 of 25 Pages
CUSIP No. 812578102

The Warrants are immediately exercisable at a fixed purchase price of $6.25 per share of Common Stock and expire on December 31, 2011.

Pursuant to the Certificate of Designations and the Investors Rights Agreement, the Series A Investors, voting together as a separate class, have the right to designate two members of the Company’s Board of Directors so long as at least 37.5% of the shares of Preferred Stock issued at the closing of the Preferred Stock Financing remain outstanding. If between 18.75% and 37.5% of the shares of Preferred Stock issued at the closing of the Preferred Stock Financing are outstanding, the Series A Investors, voting together as a separate class, have the right to designate one member of the Company’s Board of Directors. If less than 18.75% of the shares of Preferred Stock issued at the closing of the Preferred Stock Financing are outstanding, the rights of the Series A Investors to vote separately for the election of directors shall terminate.

Pursuant to the terms of the Investors Rights Agreement, one director will be designated by the Reporting Persons and one director will be designated by the Baker Entities (as defined in the Joint Schedule 13D). The right of the Reporting Persons and the Baker Entities (as defined in the Joint Schedule 13D), as applicable, to designate a director terminates if the Reporting Persons or the Baker Entities (as defined in the Joint Schedule 13D), as applicable, hold less than 50% of the Preferred Stock (or Common Stock issued upon conversion thereof) purchased by it at the closing of the Preferred Stock Financing. Pursuant to these rights, the Reporting Persons designated Srinivas Akkaraju, M.D., Ph.D as its representative on the Company’s Board of Directors and the Baker Entities (as defined in the Joint Schedule 13D) designated Felix Baker, Ph.D. as its representative on the Company’s Board of Directors upon the closing of the Preferred Stock Financing.

The Series A Investors do not have the right to vote on members of the Company’s Board of Directors other than the nominees they designate.

Item 7.	Material to be Filed as Exhibits.

SCHEDULE A

Item 2 information for executive officers and directors of JPMP Capital Corp.

SCHEDULE B

Item 2 information for executive officers and directors of JPMorgan Chase.

EXHIBIT A

Securities Purchase Agreement, dated May 12, 2003, by and among the Company and the Series A Investors incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed by the Company with the Securities and Exchange Commission on May 15, 2003.

SCHEDULE 13D	Page 15 of 25 Pages
CUSIP No. 812578102

EXHIBIT B

Investors Rights Agreement dated as of July 8, 2003, by and among the Company and the Investors named therein incorporated by reference to Exhibit 4.2 of the Form 8-K filed by the Company with the Securities and Exchange Commission on May 15, 2003.

EXHIBIT C

Joint Filing Agreement among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated: March 1, 2007

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:
Name: John C.Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS A, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:
Name: John C.Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN), L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) II, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:
Name: John C.Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN), L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:
Name: John C.Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN) II, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:
Name: John C.Wilmot
Title: Managing Director

JPMP MASTER FUND MANAGER, L.P.

By:	JPMP Capital Corp.,
its general partner

By:
Name: John C.Wilmot
Title: Managing Director

JPMP GLOBAL INVESTORS, L.P.

By:	JPMP Capital Corp.,
its general partner

By:
Name: John C. Wilmot
Title: Managing Director

JPMP CAPITAL CORP.

By:
Name: John C. Wilmot
Title: Managing Director

SCHEDULE A

JPMP CAPITAL CORP.

Executive Officers1

Chief Investment Officer	Ina R. Drew
Managing Director	Joseph S. Bonocore
Managing Director	Ana Capella Gomez-Acebo
Managing Director	John C. Wilmot
Managing Director and Assistant Secretary	Richard Madsen
Vice President	William T. Williams Jr.
Vice President and Assistant General Counsel	Judah A. Shechter
Vice President and Assistant General Counsel	Elizabeth De Guzman

Directors1
Ina R. Drew
John C. Wilmot

_____________________
1  Each of whom is a United States citizen. Principal occupation is employee and/or officer of JP Morgan Chase & Co. Business address is c/o JP Morgan Chase & Co., 270 Park Avenue, New York, NY 10017.

SCHEDULE B

JPMORGAN CHASE & CO.

Executive Officers1

President and Chief Executive Officer	James Dimon
Chief Administrative Officer Co- Chief Executive Officer, Investment Bank	Frank Bisignano Steven D. Black
Chief Financial Officer	Michael J. Cavanagh
Director of Human Resources	John F. Bradley
Chief Investment Officer	Ina R. Drew
Head, Commercial Banking	Samuel Todd Maclin
Head, Strategy and Business Development	Jay Mandelbaum
Chief Executive Officer, Treasury & Securities Services Head, Retail Financial Services Chief Executive Officer, Card Services Global Head, Asset & Wealth Management	Heidi Miller Charles W. Scharf Richard J. Srednicki James E. Staley
Co-Chief Executive Officer, Investment Bank General Counsel	William T. Winters Stephen M. Cutler

_____________________
1 Each of whom is a United States citizen. Principal occupation is employee and/or officer of JP Morgan Chase & Co. Business address is c/o JP Morgan Chase & Co., 270 Park Avenue, New York, NY 10017.

Directors1

Name	Principal Occupation or Employment; Business or Residence Address
John H. Biggs	Former Chairman and Chief Executive Officer TIAA - CREF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Crandall C. Bowles	Chairman and Chief Executive Officer Spring Global US, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

_____________________
3 Each of whom is a United States citizen.

Name	Principal Occupation or Employment; Business or Residence Address

Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
John W. Kessler	Owner John W. Kessler Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Robert I. Lipp	Chairman The St. Paul Travelers Companies, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Richard A. Monoogian	Chairman and Chief Executive Officer Masco Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

EXHIBIT A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT is entered into as of March 1, 2007, by and among the parties signatories hereto. The undersigned hereby agree that the Statement on Schedule 13D with respect to the shares of Common Stock, par value $0.001 per share, of Seattle Genetics, Inc. is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS A, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN), L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) II, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN), L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN) II, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:
Name: John C. Wilmot
Title: Managing Director